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Exhibit 99.(a)(1)(iv)

Form of covering Email with instructions for Email election packages

From:	Joanne Herberts, VP, Human Resources Spirent Communications
To:	[Spirent Email address of Eligible Employee]
Date:	August 15, 2003
Subject:	SPIRENT STOCK OPTION PLAN (SSOP): OPTION EXCHANGE PROGRAM

Dear Colleague,

        As you may know, Spirent is offering Eligible Employees the opportunity to participate in an Option Exchange Program (OEP) in respect of the SSOP. This is an opportunity for you to exchange your SSOP options with an exercise price of £1.40 per share or greater ("Underwater Options") for a reduced number of SSOP Replacement Options. The exercise price of a Replacement Option will not be less than the higher of the market value of a Spirent share at the grant date of SSOP Replacement Options plus 20% of that market value or (where shares are to be subscribed) their nominal value (which is 3 1/3rd pence per share). The grant date of SSOP Replacement Options is expected to be on or about September 18, 2003. I am pleased to let you know that your option election pack will be sent to you by Email today. When you receive your election pack, please open it for your immediate attention.

        You will see that your Option Election Agreement includes summary instructions on how to complete and return your election in respect of Underwater Options. However, you should read all of the documents carefully before making your decision. The full set of documents can be accessed via the Inside Spirent intranet site at http://10.1.1.74/. If you experience any difficulties accessing this website, please contact your local IT administrator for assistance.

        Some of our Eligible Employees are receiving information regarding the OEP in hard copy as, according to our records, they do not have a current active Spirent Email address. With the exception of this covering Email, you will receive the equivalent documents as those Eligible Employees receiving their documentation via hard copy.

        IF YOU WISH TO EXCHANGE YOUR UNDERWATER OPTIONS, YOU MUST COMPLETE, SIGN AND RETURN THE OPTION ELECTION AGREEMENT SO THAT YOUR RESPECTIVE LOCAL REPRESENTATIVE RECEIVES IT BEFORE THE EXPIRATION DATE, WHICH IS 5:00 P.M. US EASTERN TIME ON SEPTEMBER 15, 2003, UNLESS EXTENDED.

        Employee presentations on the OEP will be held at all major operating locations; times and dates for these presentations will be notified to you in due course.

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  Exhibit 99.(a)(1)(iv)
Form of covering Email with instructions for Email election packages